UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 31, 2025

aShareX Series LLC
(Exact name of issuer as specified in its charter)

Delaware	92-2241344
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

10990 Wilshire Blvd., Suite 1150

Los Angeles, CA 90024

(Full mailing dress of principal executive offices)

(Zip code)

(877) 358-8999

(Issuer’s telephone number, including area code)

 Title of each class of securities issued pursuant to Regulation A:

aShareX Series 10 Class A Shares

 aShareX Series 11 Class A Shares

ITEM 9. OTHER EVENTS

AShareX Series LLC, a Delaware limited liability company, amended its Certificate of Formation (the “Certificate Amendment”) to change its name from aShareX Fine Art, LLC to aShareX Series LLC (the “Company”), effective as of July 31, 2025. The change in name is intended to reflect the Company’s intentions to broaden the type of assets in which the Company may invest.

On September 15, 2025, aShareX Holdings, LLC (the “Managing Member”) amended and restated the Company’s Limited Liability Company Agreement (“LLC Agreement”) pursuant to Section 12.1 of the LLC Agreement. These changes reflect the new name and the broader types of assets in which the Company may invest, as well as expand in the type of auctions in which the Company may engage. The Company does not believe these updates to the LLC Agreement represent any material change in the rights or obligations of its investors.

The foregoing descriptions of the Certificate Amendment and LLC Agreement are summaries and are qualified in their entirety by reference to the Certificate Amendment and LLC Agreement, copies of which are attached hereto as Exhibits 2.1 and 2.2, respectively, and which are incorporated herein by reference.

Exhibits

2.1

Amendment to Certificate of Formation of aShareX Series LLC filed with the Delaware Secretary of State on July 31, 2025 (incorporated by reference to Exhibit 2.2 of the Post-Qualification Amendment to the Offering Statement on Form 1-A filed on September 16, 2025)

2.2

Amended and Restated Limited Liability Company Agreement of aShareX Series LLC (incorporated by reference to Exhibit 2.3 of the Post-Qualification Amendment to the Offering Statement on Form 1-A filed on September 16, 2025)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

aShareX Series LLC

By:	/s/ Joel Parrish
Its:	Chief Financial Officer

Dated: September 16, 2025

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